Exhibit 4.1

DATED 24 OCTOBER 2018

(1)	BT GROUP plc

(2)	PHILIP ERIC RENE JANSEN

DIRECTOR’S SERVICE CONTRACT

CONTENTS

1.	INTERPRETATION	3

2.	PERIOD	6

3.	DUTIES	6

4.	SHARE DEALING AND OTHER RULES	7

5.	CONFLICTS	8

6.	SALARY AND INCENTIVE ARRANGEMENTS	8

7.	PENSION	9

8.	INSURANCE	9

9.	HOLIDAY	10

10.	CAR	10

11.	TELECOMMUNICATIONS FACILITIES	10

12.	SICK PAY	10

13.	MEDICAL EXAMINATION	11

14.	EXPENSES	11

15.	PROFESSIONAL SUBSCRIPTIONS AND ADVICE	11

16.	INTELLECTUAL PROPERTY	11

17.	DISCIPLINARY AND GRIEVANCE PROCEDURE	12

18.	OBLIGATION TO PROVIDE WORK	12

19.	TERMINATION	13

20.	CONFIDENTIALITY	15

21.	RESTRICTIONS	16

22.	DATA PROTECTION	17

23.	CONTINUATION	17

24.	VARIATION	17

25.	NOTICES	18

26.	COUNTERPARTS	18

27.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999	18

28.	MISCELLANEOUS	18

DATED 24 OCTOBER 2018

PARTIES

1)	BT GROUP plc (registered number 4190816) whose registered office is at 81 Newgate Street, London EC1A 7AJ (BT)

2)	PHILIP ERIC RENE JANSEN whose address is 81 Newgate Street, London, EC1A 7AJ (the Director)

1.	INTERPRETATION

1.1	In this Agreement the following expressions shall mean:

Agreement	means this agreement and any of its schedules.

Associated Company	any company or venture in which BT or a Subsidiary has a shareholding or equity participation;

Benefits	pension benefits (including life cover), health cover, dental cover, the car currently provided on termination together with the cost of maintenance, insurance and motor vehicle tax (but not petrol);

Board	the board of directors of BT, or a committee of the board;

BT Group Chairman	BT and all its Subsidiaries from time to time; the chairman of BT or his designated nominee;

Commencement Date	1 January 2019;

Competing Business	means any business which competes (or is about to compete) with the part(s) of BT or BT Group’s business in which the Director was actively involved any time during the 12 months immediately before the date his employment ends—or about which he had access to Confidential Information.

Confidential Information	means trade secrets, commercially sensitive information and confidential information which the Director knows about as part of or in connection with his employment. It means anything about the business, products, affairs, personal affairs, and finances of BT, BT Group—or any of their customers or prospective customers, suppliers, management or shareholders—which could be of value, or which could give an unfair advantage to an actual or potential competitor of BT or BT Group, or would cause harm to BT or BT Group if disclosed. It can be in any form. It includes but isn’t limited to:

(i)	terms of business with suppliers and what they’ve charged;

(ii)	past, current or prospective customers’ identities;

(iii)	contract and business terms with past or current

customers, including what they’ve asked for, and what BT has charged (or details of negotiations with prospective customers);

(iv)	individual contact numbers, addresses and details of past, current or prospective customers, clients and suppliers;

(v)	business plans, strategies (including pricing strategies), costings, pricing structures or lists, sales plans, policies, targets and forecasts, and business dealings or transactions, tenders and bids;

(vi)	confidential management and financial information, results and forecasts (including draft, provisional and final figures). That’s things like dividend information, turnover and stock levels, profits and profit margins;

(vii)	confidential proposals on acquisitions or disposals. That could be about whole or parts of BT or the BT Group, or us proposing to grow or shrink any of our activities. It could also be any other information about confidential transactions or proposals;

(viii)	confidential details of employees, consultants and officers and of their pay, fees or other benefits;

(ix)	information on products, services, research, inventions, secret processes, technology development, manufacture, composition, designs, formulae, specifications, drawings, technical data, source codes, computer systems, software, prototypes and product lines;

(x)	marketing strategy, market share statistics, marketing plans, surveys, and/or reports, marketing research and/or marketing methods; and

(xi)	any information which is treated as confidential or which the Director has been told (or should reasonably know) is confidential. That includes information given to BT or the BT Group in confidence by customers, suppliers or anyone else.

Controller, Personal Data and

Process/Processing	have the meanings ascribed to them in the Directive, and/or in the GDPR and will apply from the Commencement Date;

Data Protection

Legislation	means collectively (i) the Directive, (ii) other applicable legislation of the European Union, (iii) applicable local legislation relating to the Processing of Personal Data and/or the protection of an individual’s privacy, and, (iv) from 25 May

2018, the GDPR, and any successor legislation or regulation and (v) any binding guidance or code of practice issued by a Supervisory Authority;

Directive	means Directive 95/46/EC of the European Parliament and of the Council of 24 October 1995;

Employment	the Director’s employment in accordance with the terms and conditions of this Agreement;

Group Company	any company in the BT Group;

GDPR	means General Data Protection Regulation (EU) 2016/679 repealing the Directive, and any amendment or replacement to it (including any corresponding or equivalent national law or regulation which implements the GDPR); and

“in any way”	in the Schedule means acting in any capacity directly or indirectly for the Director or jointly with (or for) any person, company or organisation. That includes acting as agent, consultant, director, employee, owner, partner, shareholder or in any other capacity. The Director is allowed to hold for investment purposes only up to five per cent of any class of securities of any company, whether or not it is listed on a recognised investment exchange.

Key Employee	is a director or senior employee of BT or BT Group with whom the Director had personal dealings any time during the 12 months immediately before the date his employment ends, and who knows Confidential Information, or has knowledge of, connections with, or influence over BT or BT Group customers.

The Offer

Letter Terms	The terms set out in Annex 1 to this Agreement.

Salary	£1,100,000 a year or such higher salary as may be determined by the Board;

Subsidiary	any subsidiary which for the time being is a subsidiary company (as defined in Section 1159 of the Companies Act 2006) of BT

Supervisory Authority	means any competent authority responsible for supervising compliance with Data Protection Legislation.

“the date the Director’s employment ends”	in the Schedule means the effective date of termination of his BT employment, as defined by Section 97 of the Employment Rights Act 1996 (as amended).

Works	means any invention, design, or copyright work, including without limitation all documents, data, drawings,

specifications, articles, computer programmes, object codes, source codes, network designs, business logic, notes, sketches, drawings, reports, modifications, tools, scripts or other items

1.2	A reference to something being determined, specified or required by BT includes a determination, specification or requirement from time to time.

1.3	This Agreement supersedes any previous agreement between BT or any other Group Company and the Director.

2.	PERIOD

2.1

Subject to Paragraph 19, this Agreement will continue for an indefinite period until either BT has given to the Director previous written notice of not less than twelve months or the Director has given to BT previous written notice of not less than six months, ending in either case at any time after the initial period.

2.2	The Director’s period of continuous employment for statutory purposes shall begin on the Commencement Date.

3.	DUTIES

3.1

BT will employ the Director as a full-time executive director and as of 1 February 2019, Chief Executive of BT. The Director’s initial place of work will be at BT’s head office, which is currently located at BT Centre, 81 Newgate Street, London, EC1A 7AJ. However, you will be required to visit and work at various other locations, in the UK and overseas, so that you can properly fulfil your duties.

3.2	During the Employment, the Director will:

(a)

diligently perform all such duties and exercise all such powers as are lawfully and properly assigned to him from time to time by the Board, whether such duties or powers relate to BT or the BT Group and Associated Companies, at such locations in the United Kingdom or overseas, as the Board or the Chairman may specify;

(b)	comply with all BT rules, regulations, policies and procedures (including codes of conduct) and those of any applicable Group Company or Associated Company from time to time in force;

(c)	comply with all directions lawfully and properly given to him by the Board;

(d)

unless prevented by sickness, injury or other incapacity, and other than any time reasonably spent on any external non-executive directorship or other position which has been approved by the Chairman or the Remuneration Committee, devote the whole of his time, attention and abilities during his working hours to the business of BT or any other Group Company or Associated Company for which he is required to perform duties;

(e)

promptly provide the Board with all information it may require in connection with the business or affairs of BT and of any other Group Company or Associated Company for which he is required to perform duties; and

(f)

report to BT and any applicable Group Company or Associated Company any matters of concern of which he is aware, in particular any wrongdoing (or proposed wrongdoing), acts of misconduct, dishonesty, breach of any policies of the BT Group or Associated Companies, including but not limited to the codes of conduct or breach of any relevant regulatory rules committed, contemplated or discussed by any member of staff, contractor or other third party.

3.3

The Director acknowledges that the Company may appoint a temporary replacement as acting Chief Executive if, as a result of any illness, injury or other incapacity, he has been unable to perform his duties for a continuous period of three months (or, in the reasonable opinion of the Board, is likely to be unable to perform his duties for a continuous period of at least three months).

3.4	The Director’s working hours will be such hours as are required for the proper performance of his duties

3.5

The Director agrees, that due to the autonomous nature of his role the duration of his working time cannot be measured or monitored and, accordingly, the Director’s employment falls within the scope of regulation 20 of the Working Time Regulations 1998 (the Regulations).

3.6

The Director’s employment with BT is subject to and conditional upon his being entitled to be lawfully employed by BT in the UK and the Director providing evidence, satisfactory to BT, of the same. The Director will not be permitted to commence employment unless and until he has done this to BT’s satisfaction. The Director agrees to immediately notify BT about any change to his entitlement to work for BT in the UK. If the Director’s lawful employment in the UK is subject to BT making an application for a visa, permission or any other approval in respect of the same, it is a condition of the Director’s employment that he cooperates with any such application and provides BT with any information, assistance and documents as BT may specify

3.7	Should the Director:

(a)	cease, or appear in BT’s belief to have ceased, to be entitled to be lawfully employed by BT in the UK;

(b)	fail to provide on request documents to demonstrate that he is entitled to be lawfully employed by BT in the UK; or

(c)	not provide BT with the information, assistance or documents it may specify in relation to any application relating to the Director’s lawful employment in the UK,

BT may terminate the Director’s employment without notice and without compensation or Payment in Lieu.

4.	SHARE DEALING AND OTHER RULES

4.1

The Director will comply with the BT share dealing rules, BT’s internal codes, rules and/or policies as amended from time to time, BT’s Articles of Association and with all applicable rules and regulations from time to time of the UK Listing Authority, any stock exchange on which BT’s and/or any other Group Company’s shares and/or stock are listed and/or traded, and any other relevant regulatory bodies.

4.2	The Director will:

(a)

consent to BT or any other Group Company inspecting any electronic equipment used by the Director, and to monitoring and recording any use that he makes of BT’s or any other Group Company’s electronic communications and information technology systems for the purpose of ensuring that BT’s rules (and those of any other Group Company) are being complied with and for legitimate business purposes; and

(b)	comply with any electronic communication systems policy that BT may issue from time to time.

5.	CONFLICTS

5.1	The Director will promote, and not do anything which is harmful or conflicts with, the interests and reputation of the BT Group.

5.2	The Director will not without obtaining prior written consent of the Chairman:

(a)

work for (in any capacity) any other person, business, organisation or company or be engaged, concerned or interested either directly or indirectly in any other trade, profession, business or occupation or hold any directorship or office in any company or entity that does or is likely to compete with the BT Group businesses; or

(b)	hold any shares or interests in any business or company that does or is likely to compete with the BT Group businesses.

5.3	The Director is entitled to fees received by him from directorships of other companies but only in accordance with BTs remuneration policy.

5.4	If the Director becomes aware of any conflicts of interest that may arise, he must disclose these without delay to the Board.

6.	SALARY AND INCENTIVE ARRANGEMENTS

6.1	The Director will be paid the Salary in twelve equal monthly instalments, payable on the last business day of each month.

6.2	The Director’s salary will be inclusive of all fees and other remuneration to which he may be or become entitled as an officer of any Group Company or Associated Company.

6.3	The Director will be eligible to participate in annual performance-related bonus arrangements at the discretion of the Board, subject to and in accordance with the terms of the relevant bonus arrangements from time to time in force. Any bonus will be subject to applicable deferral arrangements.

6.4

The Director may, at the discretion of the Board, participate in any scheme established for BT employees to acquire shares in BT subject to the applicable rules of the scheme, but participation under such schemes will not constitute a term of employment.

6.5

The Director agrees that, pursuant to Part II of the Employment Rights Act 1996, BT has the right to deduct from his Salary and/or any other sum or benefit due to the Director any amount owed to BT and/or any other company in the BT Group by the Director, including without limitation any amount to be recovered pursuant to any share-related arrangement in which the Director participates.

6.6	Following the enactment of sections 79 to 82 of the Enterprise and Regulatory Reform Act 2013 the Director agrees that:

(a) any obligation of BT or any other Group Company or Associated Company under this Agreement and any other arrangement relating to remuneration from which the Director benefits or enters into in connection with being a director of BT shall comply with the Directors’ Remuneration policy as approved by BT shareholders in a general meeting in accordance with the terms of applicable legislation; and(b) in the event that approval of the Director’s Remuneration Policy is not obtained at any general meeting, the Director will have no entitlement to compensation or damages in respect of any loss suffered as a consequence.

7.	PENSION

7.1

BT will pay an amount of 15 percent of the Salary in each year as a contribution to the Director’s personal pension by twelve monthly instalments, payable on the last day of each month or should the Director so elect such sum will be paid to him as a cash allowance each month (subject to the appropriate deductions). The cash allowance does not count as salary for the purpose of determining incentives or other benefits

7.2

BT will comply with its automatic enrolment obligations under legislation in relation to the Director. If the Director is automatically enrolled to an automatic enrolment scheme nominated by BT in accordance with its automatic enrolment obligations and does not opt out, or if the Director opts in to such a scheme, the pension allowance described in Paragraph 7.1 will be reduced by an amount equal to the aggregate of any employer and employee contributions (including tax relief in respect of such contributions, if any) payable to or in respect of the Director to such scheme.

8.	INSURANCE

8.1

During the Employment, subject to the Director’s age, health and/or any other personal characteristics (or, where relevant, that of his spouse or children) not preventing cover being obtained without exceptional conditions or unusually high premiums, and to the terms of the relevant policy and rules of the relevant insurer or provider from time to time, BT will:

(a)	arrange for the benefit of the Director life insurance cover equal to 4 times Salary and

(b)	arrange private health cover for the Director, the Director’s spouse and children under the age of 18 (or 21 if in full-time education) and dental cover for the Director and the Director’s spouse.

(c)

The Director acknowledges that as the above insured benefits are insured arrangements, the payment of any benefit is subject to the discretion of the insurers. BT has no obligation to assist the Director in the advancement of any claim under the insurance, nor any obligation to make any payment or provide any alternative benefit should the insurer refuse to pay or provide cover for any reason

9.	HOLIDAY

The Director will be entitled to paid statutory holidays and to 30 days’ paid holiday in each year which accrues rateably each month in arrears, to be taken at times agreed with the Chairman.

10.	CAR

10.1

BT will provide the Director with a car appropriate to his status and responsibilities in accordance with BT’s company car policy from time to time. BT will bear the cost of taxing, insuring, repairing and maintaining the car as well as the cost of business mileage.

11.	TELECOMMUNICATIONS FACILITIES

BT will provide telecommunications facilities and home security at the Director’s main residences in the UK, all as determined by BT.

12.	SICK PAY

(a)

During the Employment, the Director will be entitled to receive sick pay (inclusive of any statutory sick pay and any benefits payable under any permanent health insurance effected by BT) of: one-twelfth of the Salary for each month in the first six months; and

(b)	one twenty-fourth of the Salary for each month in the next six months in total in any continuous period of four years and subject to production of medical certificates and any other requirements BT may reasonably request, including (without limitation) the Director complying with BT’s sickness policies and procedures for executives (including any sickness reporting obligations). Once the Director has been absent for more than twelve months within a rolling four year period, no further sick pay will be payable. Both calculations run in conjunction with each other taking into account each day’s absence in the respective rolling period.

12.2	If the Director’s absence is due to the actionable negligence of a third party in respect of which damages are recoverable, then he must

(a)	notify BT immediately of all the relevant circumstances and of any claim, compromise, settlement, judgement or award made in connection with it;

(b)	give to BT such information concerning the above matters as BT may reasonably require; and

(c)	if BT requires it, refund to BT any amount received from any such third party provided that the refund will be no more than the amount which has been recovered in respect of remuneration.

13.	MEDICAL EXAMINATION

BT may, at its expense, require the Director to be examined by a medical practitioner of BT’s choice. BT will be entitled to receive a copy of any report produced in connection with all such examinations, on a confidential basis, and to discuss the contents of the report with the doctor who produced it.

14.	EXPENSES

BT will reimburse authorised expenses properly incurred in the course of the Director’s duties against receipts or other proof of expenditure.

15.	PROFESSIONAL SUBSCRIPTIONS AND ADVICE

15.1	The Director will be reimbursed subscriptions to professional bodies where the Chairman considers it to be in the interests of BT.

15.2	BT will pay the cost of personal tax and financial planning advice up to a maximum of £5,000 (excluding VAT) a year.

16.	INTELLECTUAL PROPERTY

16.1

Subject to the Patents Act 1977 and the Copyright, Designs and Patents Act 1988, any Works made by the Director during the course of his employment with BT (whether or not in the course of his duties) shall immediately upon creation or performance vest in and shall be and remain the sole and exclusive property of BT, and the Director hereby irrevocably and unconditionally assigns to BT, all right, title and interest in and to the same.

16.2

The Director must promptly notify BT of any Works which he creates, which shall become the absolute property of BT and he hereby unconditionally waive in favour of BT all rights (if any) he may have under Chapter IV (moral rights) of the Copyright, Designs and Patents Act 1988 (or any foreign corresponding rights) in connection with the authorship of any Works, wherever in the world enforceable, including without limitation the right to be identified as the author of such Works and the right not to have such Works altered or subjected to derogatory treatment.

16.3	The Director agrees to execute any formal and additional assignment required by BT to vest or confirm the vesting in it of all rights in any Works as set out in this Clause at the expense of BT.

16.4

The Director hereby authorises BT to appoint someone to be his attorney and, in his name, and on his behalf, to sign, execute and do all such things as BT thinks necessary or desirable to fully vest or confirm the vesting in it of all rights in any works as set out in this Clause.

16.5	The terms and obligations of this Clause survive the expiry or termination of the Director’s employment for any reason.

17.	DISCIPLINARY AND GRIEVANCE PROCEDURE

17.1	If the Director is dissatisfied with any disciplinary decision taken in relation to him he may appeal in writing to the Board within seven days of that decision. The Board’s decision shall be final.

17.2	If the Director has any grievance he may apply in writing to the Chairman who personally will either propose a solution or refer the matter to the Board.

18.	OBLIGATION TO PROVIDE WORK

18.1	BT is under no obligation to provide the Director with work and may:

(a)	suspend the Director, if the Board considers this appropriate, for up to 3 months; or

(b)

if notice to terminate this Agreement has been given or received or the Director seeks to or indicates an intention to resign (or terminate) his employment without notice (or full notice), vary the Director’s duties or require the Director to cease performing all duties during all or part of the notice period (or during the period that should have been the notice period), in which case BT may continue to pay the Salary in accordance with Paragraph 6.1 and provide the Benefits under this Agreement until this Agreement terminates and the Director will, in addition to his duties of fidelity, confidence and good faith, continue to comply with his obligations under this Agreement, including under Paragraph 5.

18.2	Where Paragraph 18.1 applies, BT may require the Director:

(a)	not to attend any BT Group or Associated Company premises

(b)	to refrain from business contact with any customers, prospective customers, workers, officers, directors, employees or any other business contacts of the BT Group or any Associated Company

(c)	to take any holiday which has accrued under Paragraph 9 during any period of suspension under this Paragraph 18.2;

For the avoidance of any doubt, where Paragraph 18.1 applies, the Director will:

(a)	not compete with BT, any Group Company or any Associated Company; and/or

(b)	not do any act or thing or make or cause to be made any statement reasonably likely to damage the business or reputation of BT, any Group Company or any Associated Company.

18.3

Where Paragraph 18.1(b) applies, the Director will at BT’s request promptly resign in writing as a director of BT (and as a member of any committee of the Board), any other Group Company and of any company of which BT is a shareholder but this Agreement will not terminate on the Director resigning under this sub-paragraph. The Company Secretary of BT is irrevocably authorised as the Director’s attorney to sign a letter of resignation on behalf of the Director if he fails to do so.

19.	TERMINATION

19.1	This Agreement will terminate immediately, without compensation, Payment in Lieu or prior notice:

(a)	subject to Paragraphs 18.3 and 19.3, if the Director:

(i)	ceases to be a director under the provisions of BT’s Articles of Association as altered from time to time (other than in connection with a change of control of BT); or

(ii)	resigns as a Director of BT or any Group Company; or

(iii)	is disqualified from acting as a director; or

19.2	BT may terminate this Agreement without notice, and without compensation or Payment in Lieu, if the Board believes that the Director:

(a)	is incapacitated for any reason from performing the Director’s duties for a continuous period of one year or any periods totalling 365 days in any continuous period of two years; or

(b)	is guilty of any fraud, dishonesty or disreputable conduct; or

(c)	is guilty of any misconduct (including outside the course of his employment) or neglect of duty after receiving a warning; or

(d)

is guilty of any gross misconduct or gross negligence or any conduct which, in the opinion of the Board does or may result in the breakdown in trust and confidence between the Director and BT and/or which does or may prejudice any Group Company’s business or reputation; or

(e)

is guilty of a breach of the Market Abuse Regulation, or the rules or regulations as amended from time to time of the UK Listing Authority or any other regulatory authorities relevant to BT or any other Group Company or any code of practice issued by BT or any Group Company from time to time relating to dealing in securities of BT or any Group Company; or

(f)	is convicted of any criminal offence (other than under the Road Traffic Acts for which a penalty of imprisonment is not imposed); or

(g)	repeatedly, and after receiving a warning, fails to follow BT’s policies and procedures or his obligations in this Agreement.

19.3	If the Director ceases to be a director of BT because he is not re-elected or deemed to be re-elected at a general meeting, BT may either;

(a)

terminate this Agreement immediately and pay compensation in lieu of notice (calculated in accordance with Paragraph 19.4 below) subject to Paragraph 19.5 and the Director complying with his obligations under it; or

(b)	require the Director to perform such duties for the BT Group (other than as a director of BT), as the Board or the Chairman may specify.

19.4

In lieu of giving the Director the 12 months’ notice referred to in Paragraph 2.1 or at any time during any notice period (whether given or received by BT), BT may (but shall not be obliged to) terminate this Agreement immediately and subsequently make a payment in lieu of notice equal to:

(a)

the Salary which the Director would have been entitled to receive in accordance with Paragraph 6.1 during the notice period referred to in Paragraph 2.1 if notice had been given or received or (if notice has already been given or received) during the remainder of the notice period; and

(b)	the cost to BT of continuing to provide the Benefits during that period. Alternatively, BT may in its absolute discretion continue to provide the Benefits during that period,

(the “Payment in Lieu”).

19.5

The Payment in Lieu will be payable in equal monthly instalments on the normal payroll dates. These instalments will continue until the date on which the relevant notice period would have expired or (if earlier) the date on which the Director secures alternative employment or alternative engagements, subject to the conditions set out in sub-Paragraphs 1.1(a) to (b) below:

(a)

the Director will provide to the Board the evidence it may reasonably require on a monthly basis to show that he is making all reasonable efforts to secure alternative employment or engagements and full details of his remuneration package in any such employment or engagements; and

(b)

in the absence of such evidence or if the Board is not satisfied (on reasonable grounds) that the evidence provided shows that the Director is making reasonable efforts to secure alternative employment or engagement(s), BT may cease making any further payments. In these circumstances, the Director will have no right to any compensation or damages in respect of the loss of any further instalments of the Payment in Lieu that would otherwise have been due to him.

(c)

in the event that the Director secures alternative employment or engagement(s) at a lower basic salary or fee than the Salary, then subsequent instalments of the Payment in Lieu shall be reduced by an amount equal to such lower salary or fee (expressed on a monthly basis) in calculating the Payment in Lieu. The Payment in Lieu will be further reduced as the Board deems appropriate if the remuneration arrangements agreed between the Director and his new employer, in the reasonable opinion of the Board, are not appropriately balanced between basic salary and other incentives and benefits in accordance with market practice

19.6

Upon termination of this Agreement the Director will at BT’s request promptly resign in writing as a director of BT (and as a member of any committee of the Board or any other office holdings) and of any company of which BT is a shareholder and from any Group Company, and will promptly return to BT any property of the BT Group

19.7	The Company Secretary of BT is irrevocably authorised as the Director’s attorney to sign a letter of resignation on behalf of the Director if he fails to do so

19.8

After the termination of his employment under this Agreement, the Director will, on request, render assistance and perform any tasks and functions BT may require for its business to assist BT or any other Group Company to deal properly, efficiently and cost-effectively with any matters in connection with the affairs of BT and/or any other Group Company and in respect of which the Director has particular knowledge and expertise by reason of his employment under this Agreement. The Director will be entitled to be reimbursed all reasonable out of pocket expenses properly incurred in rendering assistance and performing the tasks and functions if approved in advance by BT

20.	CONFIDENTIALITY

20.1

The Director must apply the highest standards of confidentiality and not disclose to any person, firm or company (whether during the course of the appointment or at any time after its termination) any Confidential Information concerning BT or any other Group Company with which the Director comes into contact by virtue of his position.

20.2	The Director agrees to accept the following restrictions;

(a)	He must not, (other than in the proper course of his duties), without consent divulge or make known to any person or use for the benefit of himself or any other person, any Confidential Information.

(b)

During his employment with BT he must not obtain or seek to obtain any financial advantage (direct or indirect) from the disclosure of Confidential Information he has acquired during the course of his employment with BT.

(c)	During his employment or after its termination (without limit in time) he must not for his own or any other purposes (other than those of BT) for any reason and in any manner use, divulge or communicate to any person, firm, company or organisation any Confidential Information acquired or discovered by him in the course of his employment with BT.

20.3	The restrictions contained in this clause don’t apply to;

(a)	any disclosure authorised by the Board or required by the order of a court of competent jurisdiction or as otherwise required by law;

(b)	any information which he can demonstrate was known to him before the start of his employment by BT or is in the public domain otherwise than as a result of a breach by the Director of this clause; or

(c)	a protected disclosures made pursuant to and in accordance with the Public Interest Disclosure Act 1998 and/or any policy on disclosure operated by BT from time-to-time;

(d)	using his personal skill, expertise and know-how in the business in which he may be lawfully engaged following the termination of his employment.

20.4

The Director must not make or publish any derogatory or disparaging statements or do anything in relation to BT or any Associated or Group Company and/or its or their current or former officers or employees which is intended to, or which might be expected to damage or lower their reputations.

20.5

The Director’s attention is also drawn to the requirements under both legislation and regulation as to the handling and disclosure of inside information. The Director should avoid making any statements that might breach these requirements without prior clearance from the BT Company Secretary.

20.6

All notes, memoranda, records, lists of customers and suppliers and employees, correspondence, documents, discs and tapes, digital memory and data storage devices, computer software, computer programmes, computer operating systems, computers, laptops, tablet computers, mobile phones, PDAs, other portable electronic devices, data listing, codes, and other documents and material whatsoever (whether made or created by the Director or otherwise and whether or not containing Confidential Information) relating to the business of BT or any other Group Company (and any copies of the same) shall be handed over and delivered by the Director to BT (or to such other Group Company as the case may require) immediately on demand and in any event on the termination of his employment (whether or not requested by BT).

20.7	This Paragraph 20 shall continue to apply after the termination of the Director’s employment and the Agreement (whether terminated lawfully or not) without limit in time.

21.	RESTRICTIONS

21.1	The Director will be bound by the provisions of the Schedule to this Agreement.

21.2

The 12-month periods referred to in the Schedule will be reduced by any time during which BT exercises its right not provide the Director with any work under Paragraph 18.1(b) during his notice period.

21.3

The Director will not at any time after termination of his employment represent himself as being in any way concerned with or interested in the business of, or employed by, any company in the BT Group or any Associated Company.

22.	DATA PROTECTION

22.1

Personal data about other people: While the Director is working for BT he may have access to personal data about other BT people, customers, clients, suppliers or agents. The Director must only access and/or use this personal data when he needs it to do his job. The Director must not use it for any other reason. If the Director handles personal data in his job he must comply with Data Protection Legislation, BT’s privacy policy, employee privacy policy and any other information security and information retention policies BT makes him aware of.

22.2	Personal data about the Director:

(a)

While the Director is working for BT, BT will process personal data, including special categories of personal data, about him. BT do this for legal, personnel, administrative and management reasons. BT will do this in line with Data Protection Legislation and BT’s employee privacy policy. It might include, but isn’t limited to:

(i)	Information about the Director’s physical or mental health so BT can monitor sick leave and make decisions about the Director’s fitness for work.

(ii)	The Director’s racial or ethnic origin and religious (or similar) information so BT can make sure it is following equal opportunities legislation.

(iii)	Any other information BT’s need to make sure it is sticking to the law and our obligations to third parties.

(b)

BT may share the Director’s personal data with anyone who supplies products or services to BT, (like advisers and payroll administrators), BT’s pension and benefits providers, regulatory authorities, potential or future employers, governmental or quasi-governmental organisations and potential purchasers of BT or the business the Director works in. This could include the Director’s name, address, gender, date of birth and other information. BT can transfer the Director’s personal data to countries or territories outside the European Economic Area even if they don’t have adequate data protection standards.

(c)

The Director can refer to BT’s employee privacy notice for more details on how it uses the Director’s personal information, what information BT collect about him (including from third parties), why BT collects it, what BT uses it for and on what basis

23.	CONTINUATION

Paragraphs 16, 19.6, 19.7, 19.8 20 and 21 inclusive will continue in force after the termination of this Agreement.

24.	VARIATION

BT may vary Paragraphs 8 to 12 inclusive, 15 and 17 but only after first consulting the Director.

25.	NOTICES

Any notice or document may be served on the Director personally or by posting it to his last known address, or on BT addressed to the Company Secretary at its registered office, and if sent by first class post will be deemed to have been received within 24 hours after posting.

26.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, and by each party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of an executed counterpart signature page of this Agreement by e-mail or fax shall be as effective as delivery of a manually executed counterpart of this Agreement. In relation to each counterpart, upon confirmation by or on behalf of the signatory that the signatory authorises the attachment of such counterpart signature page to the final text of this Agreement, such counterpart signature page shall take effect together with such final text as a complete authoritative counterpart.

27.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

Save for any Group Company or any Associated Company, a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

28.	MISCELLANEOUS

28.1

This Agreement (including the Schedule and Annex 1) constitute the entire agreement and understanding between the parties and supersedes all other agreements both oral and in writing between BT and the Director (other than those expressly referred to in this Agreement). The Director acknowledges that he has not entered into this Agreement in reliance upon any representation, warranty or undertaking which is not set out in this Agreement or expressly referred to in it as forming part of the Director’s contract of employment.

28.2

The Director represents and warrants to BT that he will not by reason of entering into the Employment, or by performing any duties under this Agreement, be in breach of any terms of employment with a third party whether express or implied or of any other obligation binding on him.

28.3	Any reference in this Agreement to an Act of Parliament shall be deemed to include any statutory modification or re-enactment of it

28.4	The following provisions shall have effect for the purposes of the Employment Rights Act 1996 as amended:

(a)	there is no current requirement for the Director to work outside the United Kingdom for any consecutive period in excess of one month; and

(b)	there are no collective agreements currently in force which affect directly or indirectly the terms and conditions of the Director’s employment.

28.5

This Agreement is governed by, and shall be construed in accordance with, the laws of England. The Courts of England shall have exclusive jurisdiction in relation to all disputes arising out of or in connection with this Agreement.

29.	Directors and Officers Liability Insurance and Indemnity

29.1

The Company shall maintain directors and officers liability insurance (D&O Insurance) to insure the Director as a director of the Company during the period of the Director’s appointment and for a period of six years thereafter to the extent that such insurance can be obtained at such cost and on such terms as the board considers to be reasonable.

29.2

The Director shall have the benefit of the indemnity from the Company as set out in the deed poll executed by the Company on 13th October 1992 as amended by supplemental deed poll dated 7th September 2001.

This Agreement has been executed as a deed and is delivered and takes effect on the date written on the first page of this Agreement.

SIGNED as a DEED and DELIVERED by PHILIP ERIC RENE JANSEN

In the presence of:

Name, address and occupation of witness:

THE COMMON SEAL of
BT GROUP PLC affixed to this
DEED is AUTHENTICATED by

Authorised signatory

SCHEDULE

1.	Confidentiality

1.1 The Director must not ever, in any way, use Confidential Information for anything other than properly carrying out his job. Nor must he, ever, in any way, use Confidential Information for his own or for anyone else’s benefit (other than BT) or disclose it to any person, company or other organisation.

1.2 The Director also agrees to use his best endeavours to prevent unauthorised use or publication or disclosure of any Confidential Information. If he suspects, or finds out, that anyone has inappropriately used or knows any Confidential Information, he must tell the Chairman straight away.

1.3 Clauses 1.1 to 1.2 apply throughout the Director’s employment and still apply at any time after his employment ends (however it ends). The exceptions to this are:

(i)	If he uses or discloses Confidential Information as part of properly performing his job, or if BT authorises him to do so (in writing) or if he is required to by law.

(ii)	If any information is already in the public domain, other than through his unauthorised disclosure.

(iii)	If it’s a protected disclosure under section 43A of the Employment Rights Act 1996.

2.	Restrictive Covenants

During the Director’s employment with BT, he will have access to Confidential Information and personal knowledge of customers and employees of BT or BT Group. Because of this, he agrees with BT (for itself and as trustee and agent for each BT Group Company) to be bound by the following covenants:

(i)

For 12 months immediately after the date his employment ends, he will not in any way (as defined) carry on, be engaged, employed, be concerned or interested in any Competing Business, or take steps to set up, promote or help to create any Competing Business in the United Kingdom;

(ii)

For 12 months immediately after the date his employment ends, he will not in any way for the purposes of any Competing Business canvass, solicit, deal with or accept business or custom from any person, company or organisation who:

a.	was a business customer of BT or BT Group any time during the 12 months immediately before the date his employment ends; and

b.	he personally dealt with as part of his employment at any time during the 12 months immediately before the date his employment ends, or about whom he had access to Confidential Information;

(iii)	For 12 months immediately after the date his employment ends, he will not solicit, or entice away (or try to), or offer engagement or employment to any Key Employee to work for any Competing Business.

(iv)

Any reference to “engagement or employment” in this Schedule means with or without a contract. If under a contract, it could include a contract of employment, or a contract for services, or any other form of contract.

3. The Director agrees that the restrictions in this Schedule are necessary to protect the legitimate interests of BT and the BT Group, and that they’re reasonable.

4. If any of the restrictions in this Schedule are judged to be void or ineffective for whatever reason but would be valid and effective if part of the wording were deleted or reworded, then they will apply with whatever changes would be needed to make them valid and effective. (For example, if periods or areas referred to were reduced in time or scope.)

5. Each of the covenants in this Schedule is intended to be separate and severable. If any one or more of them are partly or entirely unenforceable for any reason, then the other ones will still apply.

6. The Director can only change or waive the restrictions in this Schedule with written agreement from BT. If this happens, everything BT hasn’t changed or waived will still apply.

7. If the Director is asked to be involved in any business concern in any way before the date his employment ends or before the restrictions set out in this Schedule expire, he must:

(i)	straight away (and before he accepts any such offer) give a copy of this Schedule to the person, company or organisation making the offer; and

(ii)	tell the Chairman the name of the person, company or organisation that’s making the offer and the role they’re offering before he accepts the offer.

8. If any current or former employee of BT or BT Group solicits or induces the Director to leave his employment with a view to working in any way for any Competing Business, he must tell the Chairman straight away.

9. If BT asks the Director to, he must enter into a separate agreement with any BT Group Company. In that agreement he would agree to be bound by restrictions corresponding to the ones in this Schedule (or those which BT consider appropriate) to protect the legitimate interests of that company.

10. The terms of this Schedule will continue to apply after the date the Director’s employment ends (however it ends).

ACCEPTANCE ~ SCHEDULE

I acknowledge that my contract of employment with BT includes the covenants set out above in the Schedule and I undertake to observe them.

Signed

Date

Name Philip Eric Rene Jansen

Annex 1 - The Offer Letter Terms

1.	Buy Out

a.

The Director will be granted an award of 370,798 BT shares under the BT Incentive Share Plan which will not be subject to any BT performance conditions. This number of shares has been determined based on a grant value of £895,848 at a BT closing share price on 17 October 2018 of £2.4160 and an US$ FX rate of 1.3088. The award will be granted as soon as practicable after joining subject to any close period dealing restrictions.

b.

The shares will vest on 20 March 2020 (“the Vesting Date”) subject to the Director’s continued employment and will only vest to the extent that the original Worldpay award vests based on the original Worldpay performance conditions (for example, if the original Worldpay award vests on 20 March 2020 at 50% based on the performance achieved then the BT buy-out will vest at 50% of the BT shares granted).

c.

The Director has committed to hold any vested shares for a further one year until 20 March 2021. In accordance with the BT Incentive Share Plan rules, if the Remuneration Committee deem the Director to be a ‘good leaver’ between the date the buy-out is granted and 20 March 2020, BT will pro-rate the buy-out award and it will continue to vest on 20 March 2020 subject to the satisfaction of the original Worldpay performance conditions.

d.

The Director will be deemed to be a good leaver unless prior to the Vesting Date he has been dismissed pursuant to Clause 19.1 or 19.2 of this Agreement or he has given notice of termination (other than in response to a repudiatory breach of contract by BT).

2.	Annual Bonus for Financial Year 2018/19

a.

The Director is eligible to be considered for a bonus of up to 240% of salary subject to meeting the rules of the scheme including performance. On-target performance is expected to deliver a bonus of 120% of salary. Two thirds of any bonus will be paid in cash. One third of any bonus will be deferred into shares for a further 3 year period. Any cash bonus is scheduled to be paid in June 2019. Any bonus for the 2018/19 financial year will be pro-rated to reflect the Director joining part way through the year.

3.	ISP for the Financial Year 2018/19

a.

The Director will be granted a new joiner Incentive Share Plan award as soon as practicable after joining subject to the rules of the scheme including any close period dealing restrictions. The award will have a grant value of 300% of salary to reflect the Director joining part way through the three-year performance period.

b.

The shares will vest after three years subject to the rules of the scheme including performance. Vested shares must be held for a further two years. The performance targets will be the same as those used for the Incentive Share Plan award granted to BT Group executives in June 2018.

For the avoidance of doubt there is no contractual entitlement to participate in any future annual or long term incentive schemes or plans.